Exhibit 18.1
May 29, 2008
Mr. James Keegan
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Blvd.
Santa Monica, CA 90404
Dear Mr. Keegan:
Note 6 of the Notes to the consolidated financial statements of Lions Gate Entertainment Corp. included in its Form 10-K for the year ended March 31, 2008 describes a change in the method of accounting related to the consolidation of one of its controlled subsidiaries. The accounts of this subsidiary previously were consolidated on a one quarter lag. This reporting lag has been eliminated. We conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.
Very truly yours,
Ernst & Young LLP